Exhibit 99.9

IMMEDIATE ATTENTION REQUIRED
November 15, 2019

Re:	Exchange Offer for Shares of Danaher Corporation – RESPONSE DUE DECEMBER 9, 4 PM, EASTERN TIME
Dear Plan Participant:
You are receiving this letter because our records reflect that, as a current participant in the Danaher Corporation & Subsidiaries Retirement & Savings Plan and/or the Danaher Corporation & Subsidiaries Savings Plan (individually, a “Plan” and collectively the “Plans”), all or a portion of your individual account was invested in the Danaher Corporation Stock Fund (the “Stock Fund”) as of November 11, 2019. Danaher Corporation (“Danaher”) is offering to exchange all shares of Envista Holdings Corporation (“Envista”) common stock (“Envista Stock”) which are owned by Danaher (the “Offer”) for shares of common stock of Danaher (“Danaher Shares” or “Shares”). The terms and conditions of this Offer are described in the enclosed Prospectus - Offer to Exchange dated November 15, 2019 (the “Prospectus”), which is being provided to all Danaher shareholders. This letter provides important information about your rights under the Plans in connection with the Offer.
As described in the Prospectus, the Offer allows Danaher shareholders the opportunity to exchange Danaher Shares for shares of Envista Stock. To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Prospectus enclosed with this letter.
If the Offer is undertaken and consummated but the Offer is not fully subscribed because fewer than all shares of Envista Stock owned by Danaher are exchanged, the remaining shares of Envista Stock owned by Danaher would be distributed on a pro rata basis to Danaher stockholders whose Danaher Shares remain outstanding after consummation of the Offer. Any Danaher stockholder who validly tenders (and does not properly withdraw) Danaher Shares for Envista Stock in the Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, Envista Stock distributed on a pro rata basis to Danaher stockholders in the spin-off in the event the Offer is not fully subscribed. If the Offer is undertaken but terminated without the exchange of shares, Danaher intends to distribute all shares of Envista Stock owned by Danaher on a pro rata basis to Danaher stockholders. If certain conditions described in the Prospectus are not met the Offer may be revoked and shares of Envista Stock may then be distributed pro-rata to all Danaher stockholders.
A tender by a participant may result in the loss of the ability to use net unrealized appreciation tax treatment with respect to the Danaher shares tendered. (See the discussion of net unrealized appreciation on page 7.)
Enclosed please find a copy of the Prospectus and a Trustee Direction Form that require your immediate attention. As described below, you have the right to instruct Fidelity

Management Trust Company (“Fidelity”), as trustee of the Danaher Corporation & Subsidiaries Retirement & Savings Plan and the Danaher Corporation & Subsidiaries Savings Plan, whether or not to exchange Danaher Shares attributable to your investment in the Stock Fund option under the respective Plan.
In order to participate in the exchange offer described in the Prospectus and briefly summarized in this letter, you will need to complete the enclosed Trustee Direction Form and return it to Broadridge Financial Services, Fidelity’s tabulation agent (the “Tabulation Agent’) in the return envelope provided so that it is RECEIVED by 4:00 p.m., Eastern time, on December 9, 2019, unless the Offer is extended (the “Due Date”). Please note, this is 4 business days earlier than the last day of the exchange offer period provided for in the Prospectus (and 6 business days earlier if a “mandatory extension” of the Offer, as described in the Prospectus, occurs) in order to allow sufficient time for tabulation of your instructions and tendering of the Plans’ shares. If the Offer is extended and if administratively feasible, the deadline for receipt of your direction will be 4:00 p.m., Eastern time, on the fourth business day prior to the expiration of the Offer, as extended. Please complete and return the enclosed Trustee Direction Form even if you decide not to participate in the Offer described herein. NO FACSIMILE TRANSMITTALS OF THE TRUSTEE DIRECTION FORM WILL BE ACCEPTED. As described in greater detail elsewhere in this letter, you may also utilize the Internet to provide your directions.
The calculation described in the Prospectus will determine the final number of shares of Envista Stock to be exchanged for each Danaher Share through the Offer. Danaher intends to maintain a website at http://investors.danaher.com/envista-exchange-offer that will provide the daily volume-weighted average price of both Danaher Shares and Envista Stock and indicative exchange ratios for the Offer. Please note, the final exchange ratio will not be known until after the Due Date and until after the exchange offer period ends. Therefore, you will not know the final exchange ratio when you make your decision whether or not to participate in the Offer.
The remainder of this letter summarizes the transaction, your rights under the Plans and the procedures for directing Fidelity regarding the Offer.
THIS LETTER ATTEMPTS TO BRIEFLY SUMMARIZE THE TERMS OF THE OFFER AND IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THE OFFER, WHICH ARE SET FORTH IN THE PROSPECTUS. YOU SHOULD READ THE PROSPECTUS, INCLUDING THE RISK FACTORS, BEFORE DECIDING WHETHER TO TENDER SOME, ALL OR NONE OF THE DANAHER SHARES ATTRIBUTABLE TO YOUR INDIVIDUAL ACCOUNT UNDER THE RESPECTIVE PLAN.
BACKGROUND
Danaher is offering to exchange all shares of Envista Stock which are owned by Danaher for Danaher Shares that are validly tendered and not subsequently properly withdrawn. The Offer also applies to the Danaher Shares held by the Plans. As of November 11, 2019 the Plans held approximately 4,067,461 Danaher Shares. Only Fidelity, as trustee of the Plans, can offer to exchange these Danaher Shares in the Offer. Nonetheless, as a participant under the Plans, you have the right to direct Fidelity whether or not to exchange some or all of the Danaher Shares attributable to your individual account in the Plans. Unless otherwise required by law, Fidelity will offer to exchange Danaher Shares attributable to participant accounts in accordance with participant instructions, and Fidelity will not offer to exchange Danaher Shares attributable to participant accounts for which it does not receive timely or complete instructions. If you do not complete and return the enclosed Trustee Direction Form (or do not provide directions via the Internet) on a timely basis, you will be deemed to have elected not to participate in the Offer and no Danaher Shares attributable to your Plan account will be offered for exchange in the Offer.
Fidelity makes no recommendation regarding the Offer. EACH PARTICIPANT MUST DECIDE WHETHER OR NOT TO OFFER TO EXCHANGE DANAHER SHARES.
CONFIDENTIALITY
To assure the confidentiality of your decision, Fidelity and its respective affiliates or agents will tabulate participant directions. None of Fidelity or its respective affiliates or agents will make the results of your individual direction available to Danaher or Envista.
PROCEDURE FOR DIRECTING TRUSTEE
Enclosed is a Trustee Direction Form, which may be completed and returned to the Tabulation Agent. Please note that the Trustee Direction Form indicates the number of Danaher Shares attributable to your individual account as of November 11, 2019. However, for purposes of the final tabulation, your instructions will be applied to the number of Danaher Shares attributable to your account as of December 10, 2019, the day after the Due Date, or as of a later date, if feasible, if the Offer is extended. If you are a participant in more than one of the Plans you will receive a packet for each Plan in which you are a participant. Each packet will include a Trustee Direction Form that can be used to direct the trustee only for the Plan to which the Trustee Direction Form relates. Therefore, in order to make an election across all of the Plans in which you are a participant, you must return a Trustee Direction Form for each of those Plans. If you need assistance determining which Plan a Trustee Detection Form relates to, you may call Fidelity at 1-800-835-5092.
If you do not properly complete and return the Trustee Direction Form (or do not respond via telephone or the Internet) by the deadline specified, subject to any extensions of the Offer, Danaher Shares attributable to your account will be considered uninstructed and will not be offered for exchange in the Offer.

To properly complete your Trustee Direction Form, you must do the following:

(1)	On the face of the Trustee Direction Form, check Box 1, 2 or 3. CHECK ONLY ONE BOX:

•	CHECK BOX 1 if you want ALL of the Danaher Shares attributable to your individual account offered for exchange in accordance with the terms of the Offer.

•
CHECK BOX 2 if you do not want any of the Danaher Shares attributable to your individual account offered for exchange in accordance with the terms of the Offer and simply want the Plan to continue holding such Danaher Shares.

•
CHECK BOX 3 if you want to offer for exchange a portion of the Danaher Shares attributable to your individual account. Specify the percentage (in whole numbers) of Danaher Shares attributable to your individual account that you want to offer for exchange in accordance with the terms of this Offer. If you specify a percentage less than 100%, you will be deemed to have instructed the trustee NOT to offer for exchange the balance of the Danaher Shares attributable to your individual account under the respective Plan.

(2)	Date and sign the Trustee Direction Form in the space provided.

(3)
Return the Trustee Direction Form in the enclosed return envelope so that it is RECEIVED by the Tabulation Agent not later than 4:00 p.m., Eastern time, on the Due Date. If the Offer is extended, the deadline for receipt of your Trustee Direction Form will be 4:00 pm, Eastern time, on the fourth business day prior to the expiration of the Offer, as extended, if administratively feasible. If you wish to return the form by overnight mail, please send it to Broadridge Financial Services, the Tabulation Agent at the overnight address identified on the Trustee Direction Form.

A “fractional share” is an investment in Danaher Shares that is less than the value of a single Danaher Share. Due to the way your Plans’ investments are recorded, your Plan account may hold a fractional share of Danaher stock or if you elect to tender only a portion of the Danaher Shares in your Plan account it may result in a fractional share being offered for tender. If you elect to offer for tender a fractional share of Danaher stock, Fidelity or agents will aggregate all participant tenders of fractional shares and will tender all of the whole Danaher Shares offered for tender by the Plan participants. Your individual account will be credited with the proceeds of any fractional share you tendered pursuant to the procedures in this letter.
You may also use the Internet to provide directions to the trustee. If you wish to use the Internet to provide your directions to the trustee, please go to www.proxyvote.com/tender. You will be asked to enter the 16-digit control number from your Trustee Direction Form into the box directly under “Enter Control Number” and click on the Submit button. You will then be able to provide your direction to the trustee on the following screen. Fill in the blank box provided with the percentage of Danaher Shares attributable to your account you wish to direct Fidelity to tender on your behalf. You may choose to elect less than 100%; in such event you will be deemed to have instructed Fidelity NOT to offer for exchange the balance of the Danaher Shares attributable to your individual account under the Plan. Please note that you are not allowed to elect more than 100%; you will get an error message if you do so and be asked to make a new election. The website will be available 24 hours per day through 4:00 p.m., Eastern time on the Due Date.
Your direction will be deemed irrevocable unless withdrawn by 4:00 p.m., Eastern time, on the Due Date. If the Offer is extended, the deadline for receipt of your notice of withdrawal will be 4:00 p.m. Eastern time on the fourth business day prior to the expiration of the Offer, as extended, if feasible. In order to make an effective withdrawal, you must submit a new Trustee Direction Form, which may be obtained by calling Fidelity at 1-800-835-5092, or submit new directions via the Internet as described above. Upon receipt of a new, completed, signed and dated Trustee Direction Form, or new directions via the Internet, your previous direction will be deemed cancelled. Please note that the last timely, properly completed Trustee Direction Form or Internet direction the trustee receives from a participant will be followed.
As described in the Prospectus, Danaher has the right to extend the Offer. In the event of an announced extension, you may call Fidelity at 1-800-835-5092 to obtain information on any new Plan participant direction deadline.
After the deadline for providing directions to the trustee, Fidelity and its affiliates or agents will complete the tabulation of all participant directions and Fidelity, as trustee, will offer to exchange the appropriate number of Danaher Shares on behalf of the Plans. Subject to the satisfaction of the conditions described in the Prospectus and the proration provisions of the Offer, Danaher will exchange all Danaher Shares that are properly offered for exchange through the Offer. If there is an excess of Danaher Shares offered for exchange by Danaher shareholders, such Danaher Shares may be subject to proration, as described in the Prospectus. Any Danaher Shares attributable to your account that are not purchased in the Offer will remain allocated to your individual account under the Plan. Please note that the Odd Lot provisions of the Offer described in the Prospectus are not applicable to Plan participants.
As described in the Prospectus, if the Offer is consummated but less than all shares of Envista Stock owned by Danaher are exchanged because the Offer is not fully subscribed, the additional shares of Envista Stock owned by Danaher will be distributed as a pro rata dividend to the holders of Danaher Shares. As such, even if you elect not to participate in this Offer, your individual account under the Plans may be credited with shares of Envista Stock or units in an Envista stock fund. If Envista Stock will be distributed as a dividend to the Plan, more information will be provided to you.
INDIVIDUAL PARTICIPANTS IN THE PLANS WILL NOT RECEIVE ANY PORTION OF THE OFFER PROCEEDS DIRECTLY. ALL PROCEEDS WILL BE CREDITED TO PARTICIPANTS’ ACCOUNTS AS DESCRIBED BELOW AND MAY BE DISTRIBUTED ONLY IN ACCORDANCE WITH THE TERMS OF THE PLANS.

LIMITATIONS ON FOLLOWING YOUR DIRECTION
The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), prohibits the sale of Danaher Shares for less than “adequate consideration,” which is defined by ERISA for a publicly traded security as the prevailing market price on a national securities exchange. “Adequate consideration” will be determined on or about the date the Danaher Shares are to be tendered by the trustee. On such date, if the prevailing or closing market price of Danaher Shares on the New York Stock Exchange exceeds the value of the shares of Envista Stock to be received per Danaher Share through the Offer, Fidelity will not be able to follow your direction.
EFFECT OF OFFER ON YOUR ACCOUNT IF YOU ARE TRANSITIONING TO ENVISTA.
The following sections of this communication contain special information for Envista associates because once the Offer concludes, and Envista is no longer in the Danaher control group, you will cease to participate in Danaher Corporation & Subsidiaries Retirement & Savings Plan and/or the Danaher Corporation & Subsidiaries Savings Plan. Instead, immediately following the conclusion of the Offer, you will participate in the Envista Holdings Corporation Union Savings Plan and/or the Envista Holdings Corporation Savings Plan (individually, an “Envista Plan” and collectively the “Envista Plans”).
If you direct the trustee to offer for exchange some or all of the Danaher Shares attributable to your account under the Plans, as of 4:00 p.m., Eastern time, on December 10, 2019, the business day following the Due Date, all exchanges out, loans, withdrawals and distributions involving the Danaher Stock Fund or the to be established Envista Holdings Corporation Stock Fund (the “Envista Stock Fund”) attributable to your account in the Danaher or Envista Plans will be prohibited until processing related to the Offer (a “freeze”) is completed. This freeze is expected to end during the week of December 30, 2019. Balances in the Danaher and Envista Stock Funds will still be used to calculate amounts eligible for loans and withdrawals throughout this freeze on the Envista Stock Fund. In the event that the Offer is extended, the freeze on these transactions involving the Danaher and Envista Stock Funds will, if feasible, be temporarily lifted until three days prior to the new completion date of the Offer, as extended, at which time a new freeze on these transactions involving the Danaher and Envista Stock Funds will commence. If the offer is terminated after the freeze on these transactions involving the Danaher and Envista Stock Funds is implemented, the freeze will be lifted as soon as it is feasible to do so. You may call Fidelity at 1-800-835-5092 to obtain updated information on expiration dates, deadlines and Envista Stock investment option freezes. During the freeze, which may extend into 2020, you will be unable to direct or diversify your balance in the Danaher and Envista Stock Funds. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the freeze. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments.

If you directed the trustee to NOT offer for exchange any of the Danaher Shares attributable to your account or you did not provide directions to the trustee in a timely manner, you will continue to have access to all transactions, subject to Plan rules, in the Envista Plans. Please note, if the Offer is canceled or undersubscribed a broader freeze may have to be implemented; additional information about any such freeze will be provided as soon as administratively feasible.
Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. However, due to the timeline of the Offer, the administrator of your Plan was unable to furnish this notice of a blackout prior to November 10, 2019, 30 days before the freeze date.
If your employment ends prior to the conclusion of the tender offer, you will continue to participate in the Danaher Plans, the portions of this notice applicable to Envista associates will not apply to you, and you should contact Fidelity at 1-800-835-5092 for information regarding the effect of the tender offer on individuals remaining in the Danaher Plans.
TREATMENT OF ENVISTA STOCK RECEIVED BY ENVISTA PLANS
If you elect to exchange all or a portion of your Danaher Shares held in the Danaher Plans for Envista Stock, the Envista Stock will be credited to a real time traded Envista Stock Fund within the Envista Plans. Your proportional interest in the Envista Stock will be credited to your account as soon as administratively feasible, generally within three to five business days, after the respective Plan receives the actual shares of Envista Stock as a result of the completion of the Offer. Please note, this transaction will be processed in two steps: (1) an exchange out of the Danaher Stock Fund into a temporary administrative Envista Stock Fund and (2) a transfer from the temporary administrative Envista Stock Fund under the Danaher Plans to an Envista Stock Fund under the Envista Plans. Depending on your specific situation, the exchange into the temporary administrative Envista Stock Fund may result in some fractional Envista Shares being invested in your account. Those fractional shares will carry over into the Envista Plans when your account is transferred out of the Danaher Plans. Once the Envista Stock is credited to your individual account those amounts will once again be available for exchanges, loans, withdrawals, and distributions in accordance with the terms of the respective Envista Plan.
If the Offer is not fully subscribed and Envista Stock will be distributed to Danaher shareholders as a dividend at a later date, additional information will be provided near that time about how such Envista Stock will be administered under the Plan.
NET UNREALIZED APPRECIATION IF YOU ARE TRANSITIONING TO ENVISTA
If you receive a distribution of Danaher Shares acquired while part of the Danaher controlled group or Envista Stock from the Envista Plans that is not rolled over or a qualified Roth distribution, you may be able to apply a special rule to distributions of employer stock. Under the special rule, the net unrealized appreciation on the Danaher Shares and Envista Stock included in the earnings of the distribution will not be taxed when distributed to you from the Plans or Envista Plans and will be taxed at capital gain rates when you sell those shares. Net unrealized appreciation is generally the increase in the value of the shares after it was initially acquired by the Plan or Envista Plan, as the case may be.
If you exchange all or a portion of your Danaher Shares in the Plans for Envista Stock to be held in the Envista Common Stock Fund under the Envista Plans, you will retain the opportunity for special tax treatment of the net unrealized appreciation related to the Danaher Shares you exchange.
If the Offer is not fully subscribed and Envista Stock will be distributed to Danaher shareholders as a dividend at a later date, additional information will be provided near that time about how such Envista Stock will be treated for net unrealized appreciation purposes.
Refer to the Plans’ Summary Plan Description for additional discussion of the tax rules which apply when your account is distributed to you. Fidelity cannot provide tax advice and you should discuss your specific situation with a tax advisor.
DANAHER SHARES OUTSIDE THE PLANS
If you hold Danaher Shares directly, you will receive, under separate cover, Offer materials which can be used to exchange such Danaher Shares. Those Offer materials may not be used to direct Fidelity to exchange or not exchange the Danaher Shares attributable to your individual account under the Plans. The direction to exchange or not exchange Danaher Shares attributable to your individual account under the Plans may only be made in accordance with the procedures in this letter on the Trustee Direction Form. Similarly, the enclosed Trustee Direction Form may not be used to exchange non-Plan Danaher Shares.
FURTHER INFORMATION
If you require additional information concerning the procedure to offer for exchange Danaher Shares attributable to your individual account under the Plans, please contact Fidelity at 1-800-835-5092. If you require additional information concerning the terms and conditions of the Offer, please call Okapi Partners LLC, the information agent for the Offer, at 877-566-1922 (toll-free for stockholders, banks and brokers) or +1-212-297-0720 (all others outside the U.S.).

Sincerely,

Fidelity Management Trust Company